VDO-PH INTERNATIONAL
2700 East Sunset Road
Building B, Suite 18
Las Vegas, NV 89120

January 4, 2011

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           VDO-PH International (the “Company”)
Amendment Four to Registration Statement on Form S-1
Filed: December 15, 2010
File No.: 333-168941

Dear Mr. Spirgel:

We are in receipt of your correspondence dated December 22, 2010, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Prospectus Cover Page

1.	The disclosure after the first three sentences on the Prospectus Cover Page has been deleted as requested.

Manufacturing, page 17

2.
Disclosure as to the functions to be provided on page 16 has been deleted in its entirety.  We believe that the disclosure, although accurate, is confusing to the reader because the functions listed are not just from the Company’s software but also are functions currently provided by the broadband providers or the computer hardware itself.  The Company’s software provides the functions currently set forth on page 17 which has been revised as well.

Plan of Operation, page 19

3.
The fifth paragraph under “Plan of Operation” has been revised to indicate that the founding family members, which includes non-officers and directors, actively participate in the management of the Company.

Requirements, page 20

4.
Disclosure clarifying current financial needs has been revised to reflect a projected dramatic decrease in rent payments over the next twelve (12) months.  Current launch vs. no launch budgets are the same in all categories except payroll expenses which are either $265,000 or $72,000 depending on launch or no launch.

5.	Disclosure in this section has been revised to clarify cash requirements including all expected expenses. All expenses are constant except for payroll.

Certain Relationships and Related Transactions, page 26

6.	All loans received from family members have been disclosed in this section.

Recent Sales of Unregistered Securities, Page 28

7.	A further breakdown of shares sold, the number of persons, the purchase price and exemption relied upon have been provided.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ Valeria Stringer__________________
Valeria Stringer